UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

VENTAS, INC.
(Name of Issuer)
Common Stock, $0.25 par value per share
(Title of Class of Securities)
92276F100
(CUSIP Number)
Marjorie L. Reifenberg, Esq.
Lazard Alternative Investments LLC
30 Rockefeller Plaza
New York, New York 10017
212-632-2660
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:
William G. Farrar, Esq.
Benjamin R. Weber, Esq.
Sullivan & Cromwell LLP
125 Broad Street, New York, New York 10004
212-558-4000
May 12, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92276F100

1	NAMES OF REPORTING PERSONS Prometheus Senior Quarters LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,853,093

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

17,853,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,853,093

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
1 This calculation is rounded to the nearest tenth and is based on 188,080,247 shares of common stock, par value $0.25 per share (“Common Stock”), of Ventas, Inc. (the “Issuer”) outstanding as of May 13, 2011 as reported in the Issuer’s Form S-3 filed on May 19, 2011 (the “Form S-3”).

CUSIP No.	92276F100

1	NAMES OF REPORTING PERSONS Lazard Senior Housing Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,789,381

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

5,789,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,789,381

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN (limited partnership)
2 This calculation is rounded to the nearest tenth and is based on 188,080,247 shares of Common Stock of the Issuer outstanding as of May 13, 2011 as reported in the Form S-3.

CUSIP No.	92276F100

1	NAMES OF REPORTING PERSONS LSHP Coinvestment Partnership I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,211,586

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

1,211,586

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,211,586

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN (limited partnership)
3 This calculation is rounded to the nearest tenth and is based on 188,080,247 shares of Common Stock of the Issuer outstanding as of May 13, 2011 as reported in the Form S-3.

CUSIP No.	92276F100

1	NAMES OF REPORTING PERSONS LFSRI II-CADIM Alternative Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,853,093

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

17,853,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,853,093

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN (limited partnership)
4 This calculation is rounded to the nearest tenth and is based on 188,080,247 shares of Common Stock of the Issuer outstanding as of May 13, 2011 as reported in the Form S-3.

CUSIP No.	92276F100

1	NAMES OF REPORTING PERSONS LF Strategic Realty Investors II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,853,093

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

17,853,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,853,093

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN (limited partnership)
5 This calculation is rounded to the nearest tenth and is based on 188,080,247 shares of Common Stock of the Issuer outstanding as of May 13, 2011 as reported in the Form S-3.

CUSIP No.	92276F100

1	NAMES OF REPORTING PERSONS LFSRI II Alternative Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,853,093

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

17,853,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,853,093

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN (limited partnership)
6 This calculation is rounded to the nearest tenth and is based on 188,080,247 shares of Common Stock of the Issuer outstanding as of May 13, 2011 as reported in the Form S-3.

CUSIP No.	92276F100

1	NAMES OF REPORTING PERSONS Lazard Frères Real Estate Investors L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,853,093

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

17,853,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,853,093

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%[7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
7 This calculation is rounded to the nearest tenth and is based on 188,080,247 shares of Common Stock of the Issuer outstanding as of May 13, 2011 as reported in the Form S-3.

CUSIP No.	92276F100

1	NAMES OF REPORTING PERSONS Lazard Senior Housing Partners GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,789,381

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

5,789,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,789,381

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
8 This calculation is rounded to the nearest tenth and is based on 188,080,247 shares of Common Stock of the Issuer outstanding as of May 13, 2011 as reported in the Form S-3.

CUSIP No.	92276F100

1	NAMES OF REPORTING PERSONS LSHP Coinvestment I GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,211,586

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

1,211,586

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,211,586

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%[9]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
9 This calculation is rounded to the nearest tenth and is based on 188,080,247 shares of Common Stock of the Issuer outstanding as of May 13, 2011 as reported in the Form S-3.

CUSIP No.	92276F100

1	NAMES OF REPORTING PERSONS Lazard Alternative Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,854,060

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

24,854,060

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,854,060

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
10 This calculation is rounded to the nearest tenth and is based on 188,080,247 shares of Common Stock of the Issuer outstanding as of May 13, 2011 as reported in the Form S-3.

CUSIP No.	92276F100

1	NAMES OF REPORTING PERSONS Lazard Alternative Investments Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,854,060

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

24,854,060

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,854,060

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%[11]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
11 This calculation is rounded to the nearest tenth and is based on 188,080,247 shares of Common Stock of the Issuer outstanding as of May 13, 2011 as reported in the Form S-3.

CUSIP No.	92276F100

1	NAMES OF REPORTING PERSONS LFCM Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,854,060

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

24,854,060

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,854,060

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%[12]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
12 This calculation is rounded to the nearest tenth and is based on 188,080,247 shares of Common Stock of the Issuer outstanding as of May 13, 2011 as reported in the Form S-3.

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.25 per share (the “Common Stock”), of Ventas, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 111 S. Wacker Drive, Suite 4800, Chicago, Illinois 60606.
As of May 23, 2011, the Reporting Persons (as defined below) may be deemed to beneficially own an aggregate of 24,854,060 shares of Common Stock (the “Subject Shares”), representing approximately 13.2% of the Issuer’s outstanding Common Stock. All calculations with respect to beneficial ownership of the Issuer’s Common Stock set forth in this Schedule 13D are based on 188,080,247 shares of Common Stock outstanding as of May 13, 2011 as reported in the Issuer’s Form S-3 filed on May 19, 2011 (the “Form S-3”).

Item 2.	Identity and Background
(a), (b), (c) and (f). This Schedule 13D is being filed by: (i) Prometheus Senior Quarters LLC, a Delaware limited liability company (“Prometheus”), (ii) Lazard Senior Housing Partners LP, a Delaware limited partnership (“LSHP”), (iii) LSHP Coinvestment Partnership I LP, a Delaware limited partnership (“LSHP Coinvest” and, together with Prometheus and LSHP, the “Funds”), (iv) LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership, (“LFSRI II-CADIM”) (v) LF Strategic Realty Investors II L.P. (“LFSRI II”), a Delaware limited partnership, (vi) LFSRI II Alternative Partnership L.P., a Delaware limited partnership (“LFSRI II Alternative”), (vii) Lazard Frères Real Estate Investors L.L.C., a New York limited liability company (“LFREI”), (viii) Lazard Senior Housing Partners GP LLC, a Delaware limited liability company (“LSHP GP”), (ix) LSHP Coinvestment I GP LLC, a Delaware limited liability company (“LSHP Coinvest GP”), (x) Lazard Alternative Investments LLC, a Delaware limited liability company (“LAI”), (xi) Lazard Alternative Investments Holdings LLC, a Delaware limited liability company (“LAI Holdings”), and (xii) LFCM Holdings LLC, a Delaware limited liability company (“LFCM”, and collectively with the Funds, LFSRI II-CADIM, LFSRI II, LFSRI Alternative, LFREI, LSHP GP, LSHP Coinvest GP, LAI and LAI Holdings, the “Reporting Persons”).
The principal business address of each of the Reporting Persons is 30 Rockefeller Plaza, New York, New York 10020. The principal business of Prometheus is the ownership of investments in senior housing companies and the proceeds of the disposition thereof. The principal business for each of LSHP and LSHP Coinvest is as a private investment partnership focused on senior housing investments. The principal business for each of LFSRI II-CADIM, LFSRI II and LFSRI II Alternative is as a private investment partnership focused on investments in companies active in the real estate industry. Each of LFSRI II-CADIM, LFSRI II and LFSRI II Alternative is a Managing Member of Prometheus. The principal business of LFREI is serving as the sole general partner of several private real estate investment partnerships including each of LFSRI II-CADIM, LFSRI II, and LFSRI II Alternative. The principal business of each of LSHP GP and LSHP Coinvest GP is serving as the sole general partner of LSHP and LSHP Coinvest, respectively. The principal business of LAI is the North American private investment fund management business. As part of that business, it serves as the managing member of general partners for certain investment partnerships, including serving as the sole managing member of each of LFREI, LSHP GP and LSHP Coinvest GP. The principal business of LAI Holdings is as a holding company of LAI, its wholly owned subsidiary. The principal business of LFCM is as a holding company for a capital markets business and a private investment fund management business. LAI Holdings is a wholly owned subsidiary of LFCM.
The name, business address, principal occupation or employment and citizenship of the directors and officers of LFCM and LAI Holdings, the managers and officers of LAI, and the officers and investment committee members of LFREI, LSHP GP and LSHP Coinvest GP are listed on Exhibit 99.1 hereto and incorporated herein by reference.
The Reporting Persons have entered into a joint filing agreement, dated May 23, 2011, a copy of which is attached hereto as Exhibit 99.2.
(d) and (e). During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.1 hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
On May 12, 2011, the Issuer issued an aggregate of 24,958,543 shares of Common Stock (the “Merger Shares”) to the Funds as part of the merger consideration in connection with the Issuer’s acquisition by merger of Atria Senior Living Group, Inc., a Delaware corporation and subsidiary of Prometheus (“Atria”), One Lantern Senior Living Inc, a Delaware corporation and subsidiary of LSHP (“One Lantern”), and LSHP Coinvestment I Inc, a Delaware corporation and subsidiary of LSHP Coinvest (“Coinvestment” and, together with Atria and One Lantern, the “Atria Entities”), from the Funds. The remainder of the merger consideration consisted of over $150 million of cash and the assumption or repayment of approximately $1.6 billion of net debt, subject to a post-closing net debt adjustment. Of the 24,958,543 Merger Shares, Prometheus, LSHP and LSHP Coinvest were issued 17,928,146, 5,813,718 and 1,216,679 shares, respectively.

Item 4.	Purpose of Transaction
On May 12, 2011, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, dated October 21, 2010 (the “Merger Agreement”), as amended by Amendment No. 1 to Merger Agreement, dated May 12, 2011 (“Amendment No. 1 to the Merger Agreement”) among the Issuer, Ventas SL I, LLC (“Merger Sub I”), Ventas SL II, LLC (“Merger Sub II”), and Ventas SL III, LLC (“Merger Sub III” and, together with Merger Sub I and Merger Sub II, the “Merger Subs”), each a wholly owned subsidiary of the Issuer, Atria Holdings LLC, LSHP, LSHP Coinvest and the Atria Entities, Atria and One Lantern merged with and into Merger Sub I and Merger Sub II, respectively, and Merger Sub III merged with and into Coinvestment (such mergers, the “Mergers”), with Merger Sub I, Merger Sub II and Coinvestment surviving the Mergers as subsidiaries of the Issuer. Immediately prior to the effective time of the Mergers, the Atria Entities contributed their management operations including certain subsidiaries to a newly formed entity, Atria Senior Living, Inc., a Delaware corporation (“ASLI”), which was spun-off to the Funds. The Funds received merger consideration, in the aggregate, consisting of the Merger Shares and the other merger consideration described in Item 3 of this Schedule 13D and incorporated herein by reference. The Merger Agreement and Amendment No. 1 to the Merger Agreement are filed as Exhibit 99.3 and Exhibit 99.4, respectively, hereto and incorporated herein by reference.
The Reporting Persons hold the Subject Shares for investment purposes. Depending on various factors, including the price levels of the securities of the Issuer, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Subject Shares as they deem appropriate, including, without limitation, but subject to the Lockup Agreement (as defined below) (i) selling from time to time some or all of the Subject Shares, (ii) engaging in any hedging or similar transactions with respect to such holdings, and/or (iii) otherwise changing their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D. Due to certain requirements of the Lockup Agreement, the Reporting Persons have engaged in discussions, and intend from time to time, subject to market conditions, to discuss further, with potential underwriters the possibility of an opportunistic disposition of more than 10,630,501 of the Merger Shares in an underwritten offering or block trade.
The Issuer and the Funds entered into a letter agreement, dated May 12, 2011 (the “Director Appointment Letter”). Pursuant to the terms of the Director Appointment Letter, the Funds, collectively, have the right to designate one individual for nomination to the board of directors of the Issuer (the “Board”) . The Director Appointment Letter requires the Issuer to nominate the Funds’ designee for re-election to the Board for so long as the Funds and certain transferees collectively beneficially own Merger Shares representing 3% or more of the outstanding shares of the Common Stock. The Director Appointment Letter is filed as Exhibit 99.5 hereto and incorporated herein by reference. On May 13, 2011, pursuant to the terms of the Director Appointment Letter, Matthew J. Lustig, a Managing Director of LAI, Managing Principal of LFREI and Managing Principal and Chief Executive Officer of each of LSHP GP and LSHP Coinvest GP, was appointed to the Board.
The Issuer and the Funds entered into a Registration Rights Agreement, dated as of May 12, 2011 (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer agreed to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 (the “Registration Statement”) to register the resale of Merger Shares by the Funds and certain transferees. The Registration Rights Agreement is filed as Exhibit 99.6 hereto and incorporated herein by reference. On May 19, 2011, the Issuer filed the Registration Statement with the SEC.
On May 12, 2011, the Issuer and the Funds entered into a Lockup Agreement (the “Lockup Agreement”). The Lockup Agreement (i) limits the Funds’ ability to transfer 3,697,541 of the Merger Shares until November 12, 2012 and imposes certain other limitations on the transfer of Merger Shares by the Funds and certain transferees, (ii) contains a standstill agreement and (iii) requires the Funds and certain transferees to vote in favor of the director nominees recommended by the Board for as long as the standstill remains in place. The standstill arrangement expires on the later of (x) the date on which there are no directors on the Board designated by the Funds and the Funds’ right to designate a director to the Board pursuant to the Director Appointment Letter has been terminated, and (y) the first date on which the Funds and LAI, or its successor, no longer beneficially own shares of Common Stock representing 5% or more of the outstanding shares of Common Stock. The Lockup Agreement is filed as Exhibit 99.7 hereto and incorporated herein by reference.
On May 12, 2011, the Issuer, the Funds and JP Morgan Chase Bank N.A., as Escrow Agent, entered into an Escrow Agreement (the “Escrow Agreement”) pursuant to which certain of the Merger Shares (initially 3,697,541 shares of Common Stock) will be held in escrow (the “Escrow Shares”) to secure certain indemnification obligations of the Funds under the Merger Agreement, as amended, and an Indemnification Agreement, dated May 12, 2011 (the “Indemnification Agreement”), among the Issuer, the Merger Subs, Ventas AOC Operating Holdings, Inc., a Delaware corporation, the Atria Entities, the Funds and ASL Operating Company, LLC, a Delaware limited liability company. The Escrow Agreement and the Indemnification Agreement are filed as Exhibits 99.8 and 99.9 hereto, respectively, and each is incorporated herein by reference.

On May 12, 2011, the Issuer and the Funds entered into a letter agreement (the “Ownership Limit Waiver”) pursuant to which the Issuer granted to the Funds and certain of their affiliated entities an exemption from certain ownership limitation provisions of the Issuer’s Amended and Restated Certificate of Incorporation, as amended, with respect to the Funds’ and such affiliated entities’ ownership of the Merger Shares. The Ownership Limit Waiver permits the Funds and certain of their affiliated entities to own, in the aggregate, up to 13.3%, in number of shares or value, of the Common Stock, subject to the terms and conditions set forth therein. The Ownership Limit Waiver is filed as Exhibit 99.10 hereto and incorporated herein by reference.
On May 12, 2011, the Funds and ASLI entered into an Assignment Agreement (the “Assignment Agreement”). Pursuant to the terms of the Assignment Agreement, Prometheus, LSHP, and LSHP Coinvest transferred 76,791, 24,901 and 5,211 shares of Common Stock, respectively, to ASLI at $55.54 per share to facilitate certain incentive compensation arrangements that ASLI is making available to its employees. Each transferring Fund retained voting and dispositive power over the shares of Common Stock it transferred to ASLI until such time as those shares are disposed of by ASLI. The Assignment Agreement is filed as Exhibit 99.11 hereto and incorporated herein by reference. Effective as of May 12, 2011, with relevant Fund approval, ASLI sold 42,949 shares of Common Stock at $55.54 per share and awarded 61,534 shares of Common Stock to certain employees of ASLI.

Item 5.	Interest in Securities of Issuer
(a), (b). The Subject Shares represent approximately 13.2% of the Common Stock outstanding.
Prometheus may be deemed to beneficially own 17,853,093 shares of Common Stock or approximately 9.5% of the Common Stock outstanding. It may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) such Common Stock.
LSHP may be deemed to beneficially own 5,789,381 shares of Common Stock or approximately 3.1% of the Common Stock outstanding. It may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) such Common Stock.
LSHP Coinvest may be deemed to beneficially own 1,211,586 shares of Common Stock or approximately 0.6% of the Common Stock outstanding. It may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) such Common Stock.
As the Managing Members of Prometheus, each of LFSRI II-CADIM, LFSRI II and LFSRI II Alternative may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares beneficially owned by Prometheus. As the general partner of LFSRI II-CADIM, LFSRI II and LFSRI II Alternative, LFREI may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares beneficially owned by Prometheus. As the general partner of LSHP, LSHP GP may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares beneficially owned by LSHP. As the general partner of LSHP Coinvest, LSHP Coinvest GP may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares beneficially owned by LSHP Coinvest. As the managing member of each of LFREI, LSHP GP and LSHP Coinvest GP, LAI may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) all of the Subject Shares. As the parent of LAI, LAI Holdings may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) all of the Subject Shares. As the parent of LAI Holdings, LFCM may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) all of the Subject Shares.
(c) Pursuant to the terms of the Assignment Agreement, on May 12, 2011, Prometheus, LSHP, and LSHP Coinvest transferred 76,791, 24,901 and 5,211 shares of Common Stock, respectively, to ASLI at $55.54 per share to facilitate certain incentive compensation arrangements that ASLI is making available to its employees. Each transferring Fund retained voting and dispositive power over the shares of Common Stock it transferred to ASLI until such time as those shares are disposed of by ASLI. Effective as of May 12, 2011, with relevant Fund approval, ASLI sold 42,949 shares of Common Stock at $55.54 per share and awarded 61,534 of shares of Common Stock to certain employees of ASLI.
Under the terms of the Ventas, Inc. 2006 Stock Plan for Directors, on his initial appointment to the Board, on May 13, 2011, Mr. Lustig received a grant of 2,656 restricted shares of Common Stock, which shares vest one-half on the first anniversary of the date of grant and one-half on the second anniversary of the date of grant, and options to purchase 3,191 shares of Common Stock having an exercise price of $54.15, which options vest one-half on the date of grant and one-half on the first anniversary of the date of grant.

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To the knowledge of the Reporting Persons, other than the transactions described above with respect to Mr. Lustig, none of the persons listed on Exhibit 99.1 hereto effected any transactions in the Common Stock during the past 60 days.
(d) ASLI has the right to receive any dividends on 2,420 of the Subject Shares that are held by ASLI but for which the Funds have retained voting and dispositive power as described in Item 5(c) of this Schedule 13D and incorporated herein by reference. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer
The information set forth in Item 4 and Item 5 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Information with respect to Directors and Officers of LFCM Holdings LLC and Lazard Alternative Investments Holdings LLC, the Managers and Officers of Lazard Alternative Investments LLC, and the Officers and Investment Committee Members of Lazard Frères Real Estate Investors L.L.C., Lazard Senior Housing Partners GP LLC and LSHP Coinvestment I GP LLC.

Exhibit 99.2	Joint Filing Agreement.

Exhibit 99.3	Merger Agreement, dated October 21, 2010, among Ventas, Inc., Ventas SL I, LLC, Ventas SL II, LLC, Ventas SL III, LLC, Atria Holdings LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, Atria Senior Living Group, Inc., One Lantern Senior Living Inc, and LSHP Coinvestment I Inc (incorporated by reference to Exhibit 2.1 to Ventas, Inc.’s Current Report on Form 8-K filed on October 27, 2010).

Exhibit 99.4	Amendment No. 1 to the Merger Agreement, dated May 12, 2011, among Ventas, Inc., Ventas SL I, LLC, Ventas SL II, LLC, Ventas SL III, LLC, Atria Holdings LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, Atria Senior Living Group, Inc., One Lantern Senior Living Inc, and LSHP Coinvestment I Inc (incorporated by reference to Exhibit 2.1 to Ventas, Inc.’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 99.5	Director Appointment Letter, dated May 12, 2011, to Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP,and LSHP Coinvestment Partnership I LP from Ventas, Inc. (incorporated by reference to Exhibit 10.4 to Ventas, Inc.’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 99.6	Registration Rights Agreement, dated May 12, 2011, among Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, and Ventas, Inc. (incorporated by reference to Exhibit 10.1 to Ventas, Inc.’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 99.7	Lockup Agreement, dated May 12, 2011, among Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, and Ventas, Inc. (incorporated by reference to Exhibit 10.2 to Ventas, Inc.’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 99.8	Escrow Agreement, dated May 12, 2011, among Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, Ventas, Inc. and JP Morgan Chase Bank N.A., as Escrow Agent.

Exhibit 99.9	Indemnification Agreement, dated May 12, 2011, among Ventas, Inc., Ventas SL I, LLC, Ventas SL II, LLC, Ventas SL III, LLC, Ventas AOC Operating Holdings, Inc., Atria Senior Living Group, Inc., One Lantern Senior Living Inc, LSHP Coinvestment I Inc, Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, and ASL Operating Company, LLC.

Exhibit 99.10	Ownership Limit Waiver, dated May 12, 2011, among Ventas, Inc. and Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, and LSHP Coinvestment Partnership I LP (incorporated by reference to Exhibit 10.3 to Ventas, Inc.’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 99.11	Assignment Agreement, dated May 12, 2011, among Atria Senior Living, Inc., Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, and LSHP Coinvestment Partnership I LP.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: May 23, 2011	PROMETHEUS SENIOR QUARTERS LLC
	By:	LF Strategic Realty Investors II L.P., LFSRI II Alternative
Partnership L.P. and LFSRI II-CADIM Alternative Partnership L.P., its
Managing Members

	By:	Lazard Frères Real Estate Investors L.L.C., their General Partner

	By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal

LAZARD SENIOR HOUSING PARTNERS LP
	By:	Lazard Senior Housing Partners GP LLC, its General Partner

	By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal and Chief Executive Officer

LSHP COINVESTMENT PARTNERSHIP I LP
	By:	LSHP Coinvestment I GP LLC, its General Partner

	By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal and Chief Executive Officer

LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.
	By:	Lazard Frères Real Estate Investors L.L.C., its General Partner

	By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal

LF STRATEGIC REALTY INVESTORS II L.P.
	By:	Lazard Frères Real Estate Investors L.L.C., its General Partner

	By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal

LFSRI II ALTERNATIVE PARTNERSHIP L.P.
	By:	Lazard Frères Real Estate Investors L.L.C., its General Partner

	By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal

LAZARD FRÈRES REAL ESTATE INVESTORS L.L.C.
By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal

LAZARD SENIOR HOUSING PARTNERS GP LLC
By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal and Chief Executive Officer

LSHP COINVESTMENT I GP LLC
By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal and Chief Executive Officer

LAZARD ALTERNATIVE INVESTMENTS LLC
By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Director

LAZARD ALTERNATIVE INVESTMENTS HOLDINGS LLC
By:	/s/ James V. Hansford
James V. Hansford
Chief Financial Officer

LFCM HOLDINGS LLC
By:	/s/ James V. Hansford
James V. Hansford
Chief Financial Officer

EXHIBIT INDEX

Exhibit 99.1	Information with respect to Directors and Officers of LFCM Holdings LLC and Lazard Alternative Investments Holdings LLC, the Managers and Officers of Lazard Alternative Investments LLC, and the Officers and Investment Committee Members of Lazard Frères Real Estate Investors L.L.C., Lazard Senior Housing Partners GP LLC and LSHP Coinvestment I GP LLC.

Exhibit 99.2	Joint Filing Agreement.

Exhibit 99.3	Merger Agreement, dated October 21, 2010, among Ventas, Inc., Ventas SL I, LLC, Ventas SL II, LLC, Ventas SL III, LLC, Atria Holdings LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, Atria Senior Living Group, Inc., One Lantern Senior Living Inc, and LSHP Coinvestment I Inc (incorporated by reference to Exhibit 2.1 to Ventas, Inc.’s Current Report on Form 8-K filed on October 27, 2010).

Exhibit 99.4	Amendment No. 1 to the Merger Agreement, dated May 12, 2011, among Ventas, Inc., Ventas SL I, LLC, Ventas SL II, LLC and Ventas SL III, LLC, Atria Holdings LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, Atria Senior Living Group, Inc., One Lantern Senior Living Inc, and LSHP Coinvestment I Inc (incorporated by reference to Exhibit 2.1 to Ventas, Inc.’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 99.5	Director Appointment Letter, dated May 12, 2011, to Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, and LSHP Coinvestment Partnership I LP from Ventas, Inc. (incorporated by reference to Exhibit 10.4 to Ventas, Inc.’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 99.6	Registration Rights Agreement, dated May 12, 2011, among Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, and Ventas, Inc. (incorporated by reference to Exhibit 10.1 to Ventas, Inc.’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 99.7	Lockup Agreement, dated May 12, 2011, among Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, and Ventas, Inc. (incorporated by reference to Exhibit 10.2 to Ventas, Inc.’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 99.8	Escrow Agreement, dated May 12, 2011, among Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, Ventas, Inc. and JP Morgan Chase Bank N.A., as Escrow Agent.

Exhibit 99.9	Indemnification Agreement, dated May 12, 2011, among Ventas, Inc., Ventas SL I, LLC, Ventas SL II, LLC, Ventas SL III, LLC, Ventas AOC Operating Holdings, Inc., Atria Senior Living Group, Inc, One Lantern Senior Living Inc., LSHP Coinvestment I Inc, Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, and ASL Operating Company, LLC.

Exhibit 99.10	Ownership Limit Waiver, dated May 12, 2011, among Ventas, Inc. and Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, and LSHP Coinvestment Partnership I LP (incorporated by reference to Exhibit 10.3 to Ventas, Inc.’s Current Report on Form 8-K filed on May 18, 2011).

Exhibit 99.11	Assignment Agreement, dated May 12, 2011, among Atria Senior Living, Inc., Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, and LSHP Coinvestment Partnership I LP.